Mail Stop 3561

July 1, 2008

Mr. James A. Yost
Chief Financial Officer
4500 Dorr Street
Toledo, Ohio 43615

   Re: **Dana Holding Corporation**
      Form 10-K for the year ended December 31, 2007
      Filed March 14, 2008
      File No. 001-01063

Dear Mr. Yost:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Results of Operations – Summary, page 29

1. We note your use of the non-GAAP financial measure Gross Margin less SG&A and your disclosure that you believe the measure is useful for an understanding of your ongoing operations because it excludes other income and expense items which are generally not expected to be part of your ongoing business. However, we note that the amount excludes items such as foreign exchange gain/losses, interest income, and asset impairments which will presumably be part of your ongoing operations. Also, in the Form 10-Q for the quarter ended March 31, 2008, this measure excludes intangible amortization which will occur for several future periods. Please provide us with, and revise future filings to include, a substantive reason unique to you as to why investors will find this non-GAAP financial measure useful.

- Margin Analysis, page 32

2. We note your discussion of results of operations includes a discussion of gross margin by segment. In future filings, please discuss and analyze net sales and cost of sales (rather than margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

Form 10-Q for the quarter ended March 31, 2008

Statement of Stockholders' Equity, page 6

3. We note that the issuance of new equity in connection with emergence from Chapter 11 resulted in additional paid in capital of $2,267. Please tell us, and revise your notes to the financial statements to disclose, how you determined or calculated the $2,267 amount. The footnotes to the reorganized consolidated balance sheet should also be revised to explain how this amount was calculated.

Note 1. Emergence from Chapter 11, page 8

Emergence from Reorganization Proceedings and Related Subsequent Events

4. We note from the disclosure on page 11 that Dana's compromise total enterprise value is $3,563 and that this value represents the amount of resources available for the satisfaction of post-petition liabilities and allowed claims as negotiated between the Debtors and their creditors. We also note that Dana developed its view of what the value should be based upon expected future cash flows of the business after emergence from Chapter 11, discounted at rates reflecting the perceived business and financial risks and this valuation and a valuation using market value multiples for peer companies were blended to arrive at the compromise valuation.

With regard to Dana's determination of reorganization value, please tell us and revise the notes to your financial statements to include disclosure of the following matters:

- Please revise to disclose the significant assumptions used in your discounted cash flow analysis including expected changes in cash flows from those indicated by your current operations, number of years for which cash flows were projected, discount rates and other significant assumptions used in your analysis, including how any terminal value was calculated or determined. Refer to the disclosure requirements outlined in paragraph 39 of SOP 90-7.
- Disclose the results of the valuation based on multiples of peer group companies and explain how the results of this analysis were combined or blended with the results of the discounted cash flow analysis to arrive at the total enterprise value of $3,563.
- Please revise to explain the nature and amounts of the adjustments that were made to the enterprise value of $3,563 to determine the value of $2,267 attributed to the interests of the common shareholders.

We may have further comment upon receipt of your response and our review of your revised disclosures.

5. We note your disclosure that you issued and distributed 71 million shares of Dana common stock to holders of allowed unsecured claims totaling approximately $2,050. Please explain to us and revise your disclosure to indicate how you valued the shares of stock issued. Also, explain how you valued and accounted for the issuance of 27 million additional shares issued and set aside for distribution to holders of allowed unsecured nonpriority claims in Class B under the plan. Further, please explain how you valued the two million shares to pay bonuses to union employees and non-union hourly and salaried non-management employees for which a $47 million charge to reorganization items was recorded as of the effective date. As part of your revised disclosure, please explain how total enterprise value of the "reorganized" Dana was allocated to various categories of equity issued.

6. We note that as part of the reorganization adjustments, you discharged $3,382 of liabilities subject to compromise. We also note from the disclosure provided elsewhere in Note 1 that this was accomplished in part through the issuance of 71 million shares of common stock for $2,050 of insured claims. Please explain the nature of the consideration issued to discharge the remaining $1,332 of liabilities subject to compromise and explain how the $27 gain on extinguishment of obligations discussed in footnote (4) was calculated or determined.

Reorganized Consolidated Balance Sheet

7. Based on the disclosures provided in Note 1 to your interim financial statements, it is not clear how the various reorganization and fresh start accounting adjustments were calculated or determined. Please revise to reflect all reorganization and fresh start accounting adjustments reflected in the reorganized consolidated balance sheet so that they are presented on a gross rather than net basis. Each adjustment presented in the balance sheet should be individually self-balancing. Also, the reorganized balance sheet should provide separate disclosure of the entries reflecting the discharge of debt obligations, the issuance of common and preferred stock as part of the reorganization proceedings, any other adjustments or transactions resulting from the reorganization proceedings and the adjustments required for the adoption of fresh start accounting. Refer to exhibit B-5 in Appendix B of SOP 90-7 for guidance.

8. We note that cash increased $948 as a result of the reorganization adjustments, please provide us details and revise your notes to explain how this amount was calculated or determined. Your response and your revised disclosure should include detail of the nature and amount of each component of this adjustment.

9. Please explain to us, and revise the notes to disclose the nature of the $254 fair value adjustment to the deferred employee benefits and other non-current liabilities.

10. Please revise the notes to the reorganized consolidated balance sheet to include an allocation of the total reorganization value to the net assets of the business. This allocation of reorganization value should clearly show how the amount of "excess reorganization value" or goodwill was calculated or determined.

11. Please explain in the notes to the reorganized consolidated balance sheet the nature of the $35 adjustment made to notes payable and explain how this adjustment was calculated or determined. If this amount relates to the payment of $49 made to DCC to settle DCC's obligation to its note holders, please explain why the $35 does not agree to the $49 payment made pursuant to the reorganization plan.

Explanatory Note (2), page 13

12. We note that fresh start adjustments included adjustments to the value of inventory, property, plant and equipment and intangible assets. Please revise your disclosure to state all significant assumptions used by the valuation consultants or management in determining the valuation amounts. As part of your revised disclosure, please explain in detail the nature of any intangible assets that required adjustment to fair value, the amounts of fair value adjustments for each type of intangible and a discussion of how the fair value was determined. Also, include disclosure of sensitive assumptions for which there is a reasonable possibility of

the occurrence of a variation that would have significantly affect the measurement value, and assumptions about anticipated conditions that are expected to be different from current conditions. See paragraph 39 of SOP 90-7.

Explanatory Note (3)

13. Please explain in further detail how the $1,221 adjustment to the term loan facility and the $22 adjustment to investments and other assets in the "reorganization adjustments" column were calculated or determined. Based on the disclosures provided in footnote (3) and in the discussion provided on page 10 in Note 1, it appears these adjustments should be $1,236 and $40, respectively. Please advise or revise as appropriate.

Explanatory Note (4), page 13

14. We note your disclosure that this adjustment records reorganization costs of $104 and a gain of $27 on extinguishment of the obligations. Please explain to us why the amount of reorganization costs for the one month ended January 31, 2008 as presented on the face of the income statement and disclosed in Note 3 is $98 rather than $104. Also, please explain how the adjustments to accumulated deficit and accumulated other comprehensive income of $275 and $217, respectively, were determined or calculated.

Explanatory Note (5), page 13

15. We note from the disclosure in footnote (5) that the $240 adjustment to accumulated deficit and the $451 adjustment to accumulated other comprehensive income relate to an $831 after tax gain related to the fresh start accounting adjustments to assets and liabilities and to a charge of $140 to other comprehensive income related to the remeasurement of employee benefit plans. Please explain why the $140 adjustment to comprehensive income described in footnote (5) does not agree to the $451 adjustment to accumulated comprehensive income reflected in the balance sheet on page 12. Please reconcile and revise these amounts. Also, please disclose in footnotes to the reorganized balance sheet how the $1,009 pretax gain and the $831 after tax gain were calculated or determined and explain why the net gain of $831 does not agree to the adjustment being made to accumulated deficit of $240 in the balance sheet on page 12. Also, if the gain relates primarily to the satisfaction of liabilities subject to compromise and other obligations pursuant to the plan of reorganization, rather than to "fresh start accounting adjustments" as your current disclosures indicate, please revise the description of this gain reflected on your consolidated statement of operations to describe it as a gain on satisfaction of liabilities subject to compromise.

Explanatory Note (6), page 13

16. We note your disclosure that other accrued liabilities include a $733 liability to the union VEBAs and that payments after January 31, under the terms of the Plan, will include approximately $212 of administrative claims, priority tax claims and other classes of allowed claims, and are also included in other accrued liabilities of Dana. In light of the fact that the reorganization adjustment to other accrued liabilities is $887 on the reorganized consolidated balance sheet, please tell us how this adjustment was determined or calculated. As part of your response, please tell us where the $733 liability to the union VEBAS and $212 other amount is included on the reorganized consolidated balance sheet on page 12. Also, in light of the fact that the cash adjustment of $948 has also been identified by explanatory note (6), please tell us the nature and amounts of any cash adjustments related to these VEBA accruals.

Note 2. Summary of Significant Accounting Policies

- Long-term Assets and Liabilities, page 14

17. We note the disclosure indicating that in connection with the application of fresh start accounting, the Company discounted asbestos and worker's compensation liabilities and the related amounts recoverable from insurers. Please revise your discussion to indicate the discount rates used to recognize these assets and liabilities at their present values and explain how the discount rates were determined.

Note 6. Realignment of Operations, page 20

18. We note that an additional $32 was recorded at emergence for additional closure-related obligations and is identified as a fresh start adjustment in the table in Note 6. Please explain in further detail the nature of the "exit costs" included in this $32 fresh start adjustment. Also, please explain to us where this amount is included in the adjustments on page 12 in the reorganized consolidated balance sheet.

Note 10. Incentive and Stock Compensation, page 24
Stock Distributions

19. We note the disclosure indicating that the Company issued 73,562 shares of common stock to EIC participants on April 14, 2008 for meeting 2007 performance goals and that the average fair value of the shares issued was $9.84 at the date of distribution. Please tell us and explain in the notes to your financial statements the amount of compensation expense recognized in connection with the issuance of these shares and indicate the period in which the related expense

was recognized in the Company's financial statements pursuant to SFAS No.123R.

Note 11. Pension and Postretirement Benefit Plans, page 28

20. We note the disclosure on page 29 indicating that in connection with the Company's emergence from bankruptcy, the Company recognized a portion of the previously unrecognized prior service credits as a curtailment gain of $61 million due to the negative plan amendment and reported it as a component of the gain on settlement of liabilities subject to compromise. Please explain where this curtailment gain has been reflected in the adjustments included in the reorganized balance sheet on page 12. Also, please revise the notes to the reorganized balance sheet to explain the nature of this gain and how it was calculated.

21. Similarly, please explain where $278 adjustment to the APBO resulting from the recognition of the VEBA obligations upon emergence, and the $140 adjustment to remeasure the assets and liabilities of all of the Company's defined benefit plans in connection with the adoption of fresh start accounting, have been reflected in the adjustments to the reorganized balance sheet on page 12 and revise the notes to the reorganized balance sheet to explain the nature of these adjustments and how the amounts were determined.

MD&A – Results of Operations (First Quarter 2008 versus First Quarter 2007) – Margin Analysis, page 52

22. We note your disclosure that the margins for 2008 combine the one month of Prior Dana with two months of Dana, a non-GAAP presentation. Please note that due to the change in basis of accounting, we do not believe that the results of operations for the predecessor Dana are comparable to the Successor Dana, and therefore the amounts should not be combined. Please revise future filings so that the margin results of these periods are separately presented or for comparison purposes, discuss the results of operations for the three months ended March 31, 2008 on a pro forma basis to reflect the bankruptcy transaction adjustments with a discussion of the changes resulting from the bankruptcy transaction versus those resulting from normal business operations.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE (419) 535-4544
Mr. James A. Yost
Chief Financial Officer